Exhibit 99.43

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

August 13, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on August 7, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic received rare pediatric disease designation from U.S FDA for small molecule drug candidate, PBI-4050.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic”) announced that the U.S. Food and Drug Administration (FDA) has granted a Rare Pediatric Disease Designation to its small molecule drug candidate, PBI-4050, for the treatment of Alström syndrome (AS). In addition to the Rare Pediatric Disease Designation, PBI-4050 was previously granted Orphan Drug Designation by the FDA and the EMA for the treatments of AS and idiopathic pulmonary fibrosis (IPF) as well as PIM (Promising Innovative Medicine) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF and AS.

“This is the first pediatric designation granted by the FDA to our small molecule drug candidate PBI-4050 and the third overall, following the previous two granted for our plasma-derived therapeutics candidates. This highlights the depth and value of our two drug discovery platforms,” said Mr. Pierre Laurin, President and Chief Executive Officer of Prometic. “We look forward to discussing the potential regulatory approval pathway to bring this innovative therapy to pediatric patients with Alström syndrome during our upcoming meeting with the FDA.”

The FDA grants Rare Pediatric Disease Designations for serious or life-threatening diseases wherein the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents. If and when approved, Prometic’s PBI-4050 could be eligible to receive a rare pediatric disease priority review voucher.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

August 13, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary